Exhibit 99.1

Primech AI Signs MOU with Savills to Expand Distribution of HYTRON Autonomous Cleaning Robots in Greater China

SINGAPORE – August 28, 2025 – Primech Holdings Limited (Nasdaq: PMEC) today announced its subsidiary, Primech AI Pte. Ltd. (“Primech AI” or the “Company”), a leading innovator in AI-powered autonomous cleaning solutions, has signed a Memorandum of Understanding (“MOU”) with Savills Property Management Ltd. (“Savills Property Management”), a global real estate services provider, to accelerate the Company’s market penetration in Greater China through comprehensive distribution and support services.

The partnership focuses on building robust distribution channels and market development strategies for HYTRON, Primech AI’s cutting-edge autonomous bathroom cleaning robot, across key Greater China markets, with an emphasis on scalable Robotics-as-a-Service (RaaS) deployment models to meet rising demand for automation and sustainable facility management. Savills Property Management will provide strategic market insights, distribution network access, and regional expertise to support the Company's expansion initiatives.

HYTRON, Primech AI’s flagship AI-driven autonomous bathroom cleaning robot, is designed to tackle one of the most labor-intensive areas of facility management—restroom maintenance. Powered by the advanced NVIDIA Jetson Orin Super (SoM), it features precision navigation, high-performance cleaning, and sustainability-focused capabilities that reduce labor dependency while elevating hygiene standards.

“This MOU marks a pivotal milestone for Primech AI as we scale in Greater China,” said Charles Ng, Chief Operating Officer of Primech AI. “HYTRON has proven its effectiveness in Singapore's demanding facility management environment. Savills Property Management's well-established regional network and deep market understanding will be instrumental in extending our footprint across the region's commercial, residential, and institutional sectors.”

About Primech AI

Primech AI is a leading robotics company dedicated to pushing the boundaries of innovation in technology. With a team of passionate individuals and a commitment to collaboration, Primech AI is poised to revolutionize the robotics industry with groundbreaking solutions that make a meaningful impact on society. For more information, visit www.primech.ai.

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC.

Company Contact:

Email: ir@primech.com.sg

Investor Relations Contact:

Matthew Abenante, IRC

President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com